Exhibit 99.1
Gogoro Announces Results of Annual General Meeting of Shareholders
TAIPEI, Taiwan, May 31, 2024 – Gogoro Inc. (“Gogoro” or the “Company”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it held its Annual General Meeting of Shareholders (“2024 AGM”) on May 30, 2024. Each of the resolutions submitted to the shareholders for approval at the 2024 AGM has been approved.

Specifically, the shareholders of the Company passed and approved by special resolutions that:

1.Mr. Chung-Yao Yin be re-elected and serve as a Class II Director of the Company, with a term to expire at the Company’s 2027 annual general meeting of shareholders, subject to his earlier resignation or removal;
2.Mr. Hui-Ming Cheng be re-elected and serve as a Class II Director of the Company, with a term to expire at the Company’s 2027 annual general meeting of shareholders, subject to his earlier resignation or removal; and
The shareholders of the Company also passed and approved by ordinary resolutions that:
3.The adjournment of the 2024 AGM by the chairman of the 2024 AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the 2024 AGM to approve any of the resolutions to be considered and passed at the 2024 AGM be approved; and
4.Each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.
About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles” and MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Exhibit 99.1

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	ir@gogoro.com
+1 (206) 778-7245
jason.gordon@gogoro.com